Skadden, Arps, Slate, Meagher & Flom llp
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FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 20, 2009	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON

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Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764) (the “Form N-14”) filed on September 4, 2009
Dear Mr. Greene:
     We are submitting this letter to respond to comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 15, 2009 regarding the Form N-14, which includes the preliminary merger proxy statement of Patriot Capital Funding, Inc. (“Patriot”) therein, filed by Prospect Capital Corporation (“Prospect”) with the SEC on September 4, 2009 in connection with the proposed merger of Patriot with and into Prospect.
     Prospect and Patriot have considered your comments and have authorized us to make on their behalf the responses and amendments to the Form N-14 discussed below. These changes have been reflected in Pre-Effective Amendment No. 1 to the Form N-14. For ease of reference, the Staff’s comments are set forth below in italics and are followed by the responses of Prospect and/or Patriot. The captions and page numbers we use below generally correspond to those used in the Form N-14. Any capitalized terms used but not defined in this letter have the meaning given to them in the Form N-14.

Mr. Larry Greene
October 20, 2009

General
Comment:
1.	We reiterate our previous comment regarding filing the consent of FBR Capital Markets & Co. Please file the consent of FBR Capital Markets & Co. as an exhibit to the Form N-14.
Response: We have included a consent from FBR Capital Markets & Co. as an exhibit to Amendment No. 1 to the Registration Statement on Form N-14 related to the opinion it provided to Patriot.
Comment:
2.	We reiterate our previous comment to include a copy of the legality opinion and tax opinion in a subsequent filing. We will review these opinions when they are filed and may have comments.
Response: Your comment is noted. We have included the legality and tax opinion as exhibits to Amendment No. 1 to the Registration Statement on Form N-14.
Comment:
3.	With respect to the termination fee, please confirm that either Prospect’s or Patriot’s legal counsel believes the termination fee is enforceable and consistent with the fiduciary duties of the Board under Section 36 of the Investment Company Act of 1940.
Response: We hereby confirm, as legal counsel to Prospect, that we are of the belief that the termination fee is enforceable and consistent with the fiduciary duties of the Board under Section 36 of the Investment Company Act of 1940.
Comment:
4.	We reiterate our comment to use only one line item for the management fee and the incentive fee.
Response: The requested change has been made.
Comment:
5.	With regard to adjournments, please clarify in what manner proxies will exercise their discretion if a vote to adjourn the meeting is presented. In addition, in Proposal 2 on page 243 of the Form N-14 please: (1) do not put any of the text in all caps; and (2) be sure to file any additional soliciting materials that may be used in the event the meeting is adjourned. In addition, please add language that

Mr. Larry Greene
October 20, 2009

Patriot’s Board and its management will take into account the best interests of shareholders in determining whether to adjourn the meeting. Specifically, please ensure that Patriot’s Board and its management comply with Investment Company Release 7659 (1973), which provides that management and the Board should take into account the shareholders’ best interests in determining whether to adjourn a meeting and that they should not do so if it would clearly be against shareholders’ wishes.
Response: We have revised the disclosure in this section in response to your comment.
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     If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790, Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805 or Steven Boehm of Sutherland Asbill & Brennan LLP at (202) 383-0176.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins